November 12, 2024

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Joanna Lam

Raj Rajan

Michael Purcell

Kevin Dougherty

Re:	Decent Holding Inc.

Registration Statement on Form F-1 Filed October 4, 2024

File No. 333-282509

Response to the Staff’s Comments Dated October 24, 2024

Dear Ms. Lam, Mr. Rajan, Mr. Purcell, and Mr. Dougherty:

This letter is in response to the letter dated October 24, 2024 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Decent Holding Inc. (the “Company”, “we”, and “our”). An amended registration statement on Form F-1 (the “Amended Form F-1”), which has been revised to reflect the Staff’s comments as well as certain other updates, is being filed to accompany this letter.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in the Amended Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Form F-1.

Registration Statement on Form F-1

Prospectus Summary

Risk Factors Summary, page 8

1.	We note that you revised your “Risk Factors Summary,” and in part removed a risk factor from “Risks Related to Doing Business in the PRC” found on page 37 entitled “[w]e may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection...” In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please include this risk factor in your risk factor summary. See Item 105(b) of Regulation S- K.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated our risk factors summary to include the risk factor that “[w]e may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers” on page 10 of the Amended Form F-1.

Risk Factors

Risks Related to Our Business and Industry, page 19

2.	For the six months ended April 30, 2024, you disclose within MD&A on page 67 that the revenue from wastewater treatment service witnessed a dramatic decrease to $491,991 from $2,401,638 for the six months ended April 30, 2023, with a reduction of 79.51%, primarily due to the completion of the company’s major customer’s wastewater treatment investment and construction during the last fiscal year, and there was no new demand from the major customer. If your revenues for wastewater treatment services are tied to construction projects, please disclose the risks to your business from this potentially episodic revenue source.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have added a risk factor “Risk Factors – Risks Related to Our Business and Industry - Our revenues are partly dependent on construction projects, which may lead to fluctuating and unpredictable revenue streams that could adversely affect our financial performance” on pages 9, 25, and 64 of the Amended Form F-1 to disclose the risks to our business from the potentially episodic revenue source from construction projects.

Capitalization, page 56

3.	Please revise your capitalization table to reflect the amount of cash as of April 30, 2024 (Actual) and in the pro forma columns giving effects to the sale of 1,500,000 Ordinary Shares at an assumed initial public offering price of $4.25 per share under both scenarios of no allotment and full allotment exercised by your underwriter.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the capitalization table on page 57 of the Amended Form F-1 to reflect the amount of cash as of April 30, 2024 (Actual) and in the pro forma columns giving effects to the sale of 1,500,000 Ordinary Shares at an assumed initial public offering price of $4.25 per share under both scenarios of no allotment and full allotment exercised by our underwriters.

Dilution, page 57

4.	We refer to the table summarizing, on a pro forma basis as of October 31, 2023, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares to be purchased in the Initial Public Offering. Please clarify why total considerations paid by the new investors is in the amount of $6,000,000 rather than $6,375,000, assuming sale of 1,500,000 Ordinary Shares in this offering at an assumed initial public offering price of $4.25 per share. Revise your disclosures as appropriate.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the table on page 58 of the Amended Form F-1 to accurately reflect the total considerations paid by the new investors.

Exhibits

5.	Please revise your legal opinion in Exhibit 5.1 to include counsel’s opinion on the number of shares to be issued, including the exercise of the overallotment. For example, the first paragraph of your opinion refers to 1,500,000 ordinary shares; however, you have also granted to the underwriters an option to purchase up to 225,000 additional Ordinary Shares.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have provided a revised legal opinion by Maples and Calder (Hong Kong) LLP, our Cayman counsel, filed hereto as Exhibit 5.1, to include counsel’s opinion on the number of shares to be issued, including the exercise of the overallotment.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

Decent Holding Inc.

/s/ Haicheng Xu
Name:	Haicheng Xu
Title:	Chief Executive Officer and Director

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